FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Hansen Larry L.	2. Issuer Name and Ticker or Trading Symbol Micrel, Inc. ("MCRL")		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o Micrel, Inc. 1849 Fortune Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 2002
(Street) San Jose, CA 95131		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	02/25/02	02/25/02	M	40,000	A	$6.4063	120,000	D
Common Stock	02/25/02	02/25/02	S	40,000	D	$20.975	80,000	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Non Qual Stock Options	$8.9063	05/21/98	05/21/98	A	20,000		12/31/02	05/21/03	Common Stock	20,000	$8.9063	20,000	D
Non Qual Stock Options	$13.9688	05/27/99	05/27/99	A	20,000		05/27/02(1)	05/27/09	Common Stock	15,000	$8.9063	15,000	D
Non Qual Stock Options	$34.1875	05/25/00	05/25/00	A	10,000		05/25/02(2)	05/25/10	Common Stock	10,000	$34.1875	10,000	D
Non Qual Stock Options	$35.01	05/24/01	05/24/01	A	5,000		05/25/02(3)	05/25/11	Common Stock	5,000	$35.01	5,000	D
Non Qual Stock Options	$23.15	05/23/02	05/23/02	A	5,000		05/23/02(4)	05/23/12	Common Stock	5,000	$23.15	5,000	D

Explanation of Responses:

(1) Currently 15,000 shares are vested and exercisable with the remaining 5,000 shares becoming vested 5/27/03.
(2) Currently 5,000 shares are vested and exercisable with 2,500 shares each becoming vested on 5/25/03 and 5/25/04.
(3) Currently 1,250 shares are vested and exercisable, with 1,250 shares becoming vested each year on the following dates: 5/24/03, 5/24/04, and 5/24/05.
(4)

By: /s/ A. E. Belanger on behalf of Larry L. Hansen **Signature of Reporting Person	February 12, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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